UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number:  001-33179

AEGEAN MARINE PETROLEUM NETWORK INC.
(Translation of registrant's name into English)

10, Akti Kondili
185 45, Piraeus
Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this Report on Form 6-K is a copy of the press release of Aegean Marine Petroleum Network Inc. (the "Company"), dated May 21, 2014, announcing the Company's financial and operating results for the first quarter ended March 31, 2014.

Attached as Exhibit 2 is a copy of the Company's consolidated financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGEAN MARINE PETROLEUM NETWORK INC. (registrant)
Dated: May 21, 2014	By: /s/ E. Nikolas Tavlarios
Name: E. Nikolas Tavlarios Title: President

Exhibit 1

Aegean Marine Petroleum Network Inc.
Announces First Quarter 2014 Financial Results

PIRAEUS, Greece, May 21, 2014 – Aegean Marine Petroleum Network Inc. (NYSE: ANW) ("Aegean" or the "Company") today announced financial and operating results for the first quarter ended March 31st, 2014.

First Quarter Highlights

•	Sales volumes of 2,705,823 metric tons.
•	Gross profit of $82.9 million.
•	Operating income of $15.2 million.
•	Net income attributable to Aegean shareholders of $5.1 million or $0.11 basic and diluted earnings per share.
o	Net income attributable to Aegean shareholders adjusted for the sale of non-core assets and vessel impairment charge was $8.7 million or $0.18 basic and diluted earnings per share.
•	EBITDA of $23.5 million.
o	EBITDA adjusted for the sale of non-core assets and vessel impairment charge was $27.0 million.
•	Completed the sale of two older, non-core vessels.

E. Nikolas Tavlarios, President of Aegean Marine Petroleum Network, commented, "During the quarter Aegean continued to build upon the momentum we established across our business as we extended our track record of profitability and growth. The sustainable growth drivers we have put in place enabled our team to continue delivering positive results despite persistent industry headwinds.

Mr. Tavlarios continued, "With Aegean's U.S. East Coast operations successfully integrated, we have strengthened our industry leadership and global market share.  We remain focused on diversifying our geographical presence and increasing asset utilization both through the expected introduction of our new Fujairah storage facility in the second half of 2014 and the potential addition of new service centers.  In addition, with the sale of two older, non-core vessels, Aegean continued to streamline its expense structure and generate sustainable results.  We are excited about our opportunities to build significant shareholder value over the long-term."

The Company achieved net income attributable to Aegean shareholders for the three months ended March 31, 2014 of $5.1 million, or $0.11 basic diluted earnings per share.  Net income attributable to Aegean shareholders excluding a non-cash loss from the sale of non-core assets and vessel impairment charge was $8.7 million or $0.18 basic and diluted earnings per share.  For the three months ended March 31, 2013, the Company recorded net income attributable to Aegean shareholders of $7.2 million, or $0.15 basic and diluted earnings per share. Net income attributable to Aegean shareholders excluding a non-cash loss from the sale of non core vessels was $6.3 million or $0.13 basic and diluted earnings per share.

Total revenues for the three months ended March 31, 2014, increased by 7.9% to $1,694.4 million compared with $1,570.5 million reported for the same period in 2013. For the three months ended March 31, 2014, sales of marine petroleum products increased by 7.4% to $1,673.7 million compared with $1,558.4 million for the same period in 2013. Gross profit, which equals total revenue less directly attributable cost of revenue increased by 17.3% to $82.9 million in the first quarter of 2014 compared with $70.7 million in the same period in 2013.

For the three months ended March 31, 2014, the volume of marine fuel sold by the Company increased by 14.3% to 2,705,823 metric tons compared with 2,367,077 metric tons in the same period in 2013.

Operating income adjusted for the sale of non-core assets and vessel impairment charge for the first quarter of 2014 amounted to $18.8 million compared to $12.4 million for the same period in 2013. Operating expenses increased by $5.8 million, or 10.0%, to $64.1 million for the three months ended March 31, 2014, compared with $58.3 million for the same period in 2013.

Liquidity and Capital Resources

Net cash used in operating activities was $32.5 million for the three months ended March 31, 2014. Net income, as adjusted for non-cash items (as defined in Note 9) was $19.5 million for the period.

Net cash used in investing activities was $14.2 million for the three months ended March 31, 2014, mainly due to advances for other fixed assets under construction and the acquisition of a second hand vessel.

Net cash provided by financing activities was $99.1 million for the three months ended March 31, 2014, mainly used to finance our activities in the US business.

As of March 31, 2014, the Company had cash and cash equivalents of $115.0 million and working capital of $239.9 million. Non-cash working capital, or working capital excluding cash and debt, was $595.2 million.

As of March 31, 2014, the Company had $648.2 million in available liquidity, which includes unrestricted cash and cash equivalents of $115.0 million and available undrawn amounts under the Company's working capital facilities of $533.2 million, to finance working capital requirements.

The weighted average basic and diluted shares outstanding for the three months ended March 31, 2014 were 46,139,764. The weighted average basic and diluted shares outstanding for the three months ended March 31, 2013 were 45,660,166 respectively.

Spyros Gianniotis, Aegean's Chief Financial Officer, stated, "Our strong financial position and dynamic business model continues to distinguish Aegean from the competitive landscape.  In the first quarter, we continued to streamline expenses and increase our earnings potential by targeting only the most profitable business. We have built a solid foundation for profitable growth and are confident that Aegean will remain on a positive trajectory as the markets emerge from the current shipping cycle. Regardless of an improvement in our operating environment, Aegean's business model has proved to be immune to market fluctuations and is built to successfully deliver financial results."

2

Summary Consolidated Financial and Other Data (Unaudited)	For the Three Months Ended March 31,
	2013	2014

Income Statement Data:
Revenues - third parties	$1,563,902	$1,690,184
Revenues - related companies	6,589	4,180
Total revenues	1,570,491	1,694,364
Cost of revenues - third parties	1,416,481	1,524,724
Cost of revenues - related companies	83,287	86,729
Total cost of revenues	1,499,768	1,611,453
Gross profit	70,723	82,911
Operating expenses:
Selling and distribution	50,956	54,968
General and administrative	6,965	8,125
Amortization of intangible assets	376	1,022
Loss/ (Gain) on sale of vessels, net	3,268	(493)
Vessel impairment charge…………………………………………………	-	4,062
Operating income/(expense)	9,158	15,227
Net financing cost	(6,153)	(8,460)
Gain on sale of subsidiary, net	4,174	-
Foreign exchange gains, net	399	249
Other expense	-	-
Income taxes expense	(411)	(1,896)
Net income	7,167	5,120
Less income attributable to non-controlling interest	19	24
Net income attributable to AMPNI shareholders	$7,186	$5,096
Basic earnings per share (U.S. dollars)	$0.15	$0.11
Diluted earnings per share (U.S. dollars)	$0.15	$0.11

EBITDA(1)	$21,021	$23,456

Other Financial Data:
Gross spread on marine petroleum products(2)	$63,184	$73,268
Gross spread on lubricants(2)	1,059	902
Gross spread on marine fuel(2)	62,125	72,366
Gross spread per metric ton of marine fuel sold (U.S. dollars) (2)	26.2	26.7
Net cash provided by/(used in) operating activities	$42,181	$(32,492)
Net cash used in investing activities	(3,020)	(14,175)
Net cash provided by/(used in) financing activities	(54,131)	99,055

Sales Volume Data (Metric Tons): (3)
Total sales volumes	2,367,077	2,705,823

Other Operating Data:
Number of owned bunkering tankers, end of period(4)	55.0	52.0
Average number of owned bunkering tankers(4)(5)	55.4	52.0
Special Purpose Vessels, end of period(6)	1.0	1.0
Number of operating storage facilities, end of period(7)	6.0	14.0

3

Summary Consolidated Financial and Other Data (Unaudited)

	As of December 31, 2013	As of March 31, 2014

	(in thousands of U.S. dollars, unless otherwise stated)
Balance Sheet Data:
Cash and cash equivalents	62,575	114,953
Gross trade receivables	472,543	547,199
Allowance for doubtful accounts	(2,622)	(3,010)
Inventories	303,297	272,654
Current assets	896,730	994,824
Total assets	1,616,185	1,718,949
Trade payables	241,743	246,810
Current liabilities (including current portion of long-term debt)	652,277	754,924
Total debt	783,317	883,668
Total liabilities	1,072,439	1,169,675
Total stockholder's equity	543,746	549,274

Working Capital Data:
Working capital(8)	244,453	239,900
Working capital excluding cash and debt(8)	541,919	595,230

Notes:
1.
EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of EBITDA may not be comparable to that recorded by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Three Months Ended March 31,
	2013	2014
	(in thousands of U.S. dollars, unless otherwise stated)
Net income attributable to AMPNI shareholders	7,186	5,096

Add: Net financing cost including amortization of financing costs	6,153	8,460
Add: Income tax expense	411	1,896
Add: Depreciation and amortization excluding amortization of financing costs	7,271	8,004

EBITDA	21,021	23,456

4

2.
Gross spread on marine petroleum products represents the margin the Company generates on sales of marine fuel and lubricants.  Gross spread on marine fuel represents the margin that the Company generates on sales of various classifications of marine fuel oil ("MFO") or marine gas oil ("MGO"). Gross spread on lubricants represents the margin that the Company generates on sales of lubricants. Gross spread on marine petroleum products, gross spread of MFO and gross spread on lubricants are not items recognized by U.S. GAAP and should not be considered as an alternative to gross profit or any other indicator of a Company's operating performance required by U.S. GAAP. The Company's definition of gross spread may not be the same as that used by other companies in the same or other industries.  The Company calculates the above-mentioned gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the respective marine petroleum product sold and cargo transportation costs. For arrangements in which the Company physically supplies the respective marine petroleum product using its bunkering tankers, costs of the respective marine petroleum products sold represents amounts paid by the Company for the respective marine petroleum product sold in the relevant reporting period. For arrangements in which the respective marine petroleum product is purchased from the Company's related company, Aegean Oil S.A., or Aegean Oil, cost of the respective marine petroleum products sold represents the total amount paid by the Company to the physical supplier for the respective marine petroleum product and its delivery to the custom arrangements in which the Company purchases cargos of marine fuel for its floating storage facilities, transportation costs may be included in the purchase price of marine fuels from the supplier or may be incurred separately from a transportation provider. Gross spread per metric ton of marine fuel sold represents the margin the Company generates per metric ton of marine fuel sold. The Company calculates gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Three Months Ended March 31,
	2013	2014

Sales of marine petroleum products	1,558,389	1,673,738
Less: Cost of marine petroleum products sold	(1,495,205)	(1,600,470)
Gross spread on marine petroleum products	63,184	73,268
Less: Gross spread on lubricants	(1,059)	(902)
Gross spread on marine fuel	62,125	72,366

Sales volume of marine fuel (metric tons)	2,367,077	2,705,823

Gross spread per metric ton of marine fuel sold (U.S. dollars)	26.2	26.7

3.
Sales volume of marine fuel is the volume of sales of various classifications of MFO and MGO for the relevant period and is denominated in metric tons. The Company does not use the sales volume of lubricants as an indicator.

The Company's markets include its physical supply operations in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, Algeciras, US East Coast  and Greece, where the Company conducts operations through its related company, Aegean Oil.

4.	Bunkering fleet comprises both bunkering vessels and barges.

5.
Figure represents average bunkering fleet number for the relevant period, as measured by the sum of the number of days each bunkering tanker or barge was used as part of the fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of bunkering tankers at the end of the period.   This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

5

6.	Special Purpose Vessels consists of the Orion, a 550 dwt tanker which is based in our Greek market.

7.
The Company owns one Aframax tanker, the Leader as a floating storage facility in the United Arab Emirates, a barge, the Mediterranean, as a floating storage facility in Greece and a small tanker, the Tapuit, as a floating storage facility in Northern Europe.  The Company also operates on-land storage facilities in Portland, Las Palmas, Tangiers, Panama, U.S.A. and Barcelona.

The ownership of storage facilities allows the Company to mitigate its risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. The Company expects that the ownership of storage facilities will allow it to convert the variable costs of this storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating its owned storage facilities, thus enabling the Company to spread larger sales volumes over a fixed cost base and to decrease its refined fuel costs.

8.
Working capital is defined as current assets minus current liabilities. Working capital excluding cash and debt is defined as current assets minus cash and cash equivalents minus restricted cash minus current liabilities plus short-term borrowings plus current portion of long-term debt.

9.
Net income as adjusted for non-cash items, such as depreciation, provision for doubtful accounts, restricted stock, amortization, deferred income taxes, loss on sale of vessels, net, impairment losses, unrealized loss/(gain) on derivatives and unrealized foreign exchange loss/(gain), net, is used to assist in evaluating our  ability to make quarterly cash distributions. Net income as adjusted for non-cash items is not recognized by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

First Quarter 2014 Dividend Announcement
On May 21, 2014, the Company's Board of Directors declared a first quarter 2014 dividend of $0.01 per share payable on June 18, 2014 to shareholders of record as of June 4, 2014. The dividend amount was determined in accordance with the Company's dividend policy of paying cash dividends on a quarterly basis subject to factors including the requirements of Marshall Islands law, future earnings, capital requirements, financial condition, future prospects and such other factors as are determined by the Company's Board of Directors. The Company anticipates retaining most of its future earnings, if any, for use in operations and business expansion.

Conference Call and Webcast Information
Aegean Marine Petroleum Network Inc. will conduct a conference call and simultaneous Internet webcast on Thursday, May 22, 2014 at 8:30 a.m. Eastern Time, to discuss its first quarter results.  Investors may access the webcast and related slide presentation, by visiting the Company's website at www.ampni.com, and clicking on the webcast link.  The conference call also may be accessed via telephone by dialing (888) 428-9473 (for U.S.-based callers) or (719) 457-2727 (for international callers) and enter the passcode: 2998855.

A replay of the webcast will be available soon after the completion of the call and will be accessible on www.ampni.com.  A telephone replay will be available through March 13, 2014 by dialing (888) 203-1112 or (for U.S.-based callers) or (719) 457-0820 (for international callers) and enter the passcode: 2998855.

6

About Aegean Marine Petroleum Network Inc.
Aegean Marine Petroleum Network Inc. is an international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources (such as refineries, oil producers, and traders) and resells it to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Currently, Aegean has a global presence in 26 markets, including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, Tenerife, Panama, Hong Kong, Barcelona, US East Coast and Algeciras. The Company has also entered into a strategic alliance to extend its global reach to China. To learn more about Aegean, visit http://www.ampni.com.

Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "may," "should," "expect" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include our ability to manage growth, our ability to maintain our business in light of our proposed business and location expansion, our ability to obtain double hull secondhand bunkering tankers, the outcome of legal, tax or regulatory proceedings to which we may become a party, adverse conditions in the shipping or the marine fuel supply industries, our ability to retain our key suppliers and key customers, material disruptions in the availability or supply of crude oil or refined petroleum products, changes in the market price of petroleum, including the volatility of spot pricing, increased levels of competition, compliance or lack of compliance with various environmental and other applicable laws and regulations, our ability to collect accounts receivable, changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general, our failure to hedge certain financial risks associated with our business, our ability to maintain our current tax treatments and our failure to comply with restrictions in our credit agreements and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

CONTACTS:
Aegean Marine Petroleum Network Inc.
(212) 430-1098

7

Exhibit 2

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2013 AND MARCH 31, 2014
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	December 31, 2013	March 31, 2014
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$62,575	$114,953
Trade receivables, net of allowance for doubtful accounts of $2,622 and $3,010, as of December 31, 2013 and March 31, 2014, respectively	469,921	544,189
Due from related companies	14,654	16,796
Inventories	303,297	272,654
Prepayments and other current assets	38,707	41,489
Deferred tax asset	1,044	1,210
Restricted cash	6,532	1,533
Vessel held for sale	-	2,000
Total current assets	896,730	994,824

FIXED ASSETS:
Advances for vessels under construction and acquisitions	1,585	1,600
Advances for other fixed assets under construction	159,062	167,712
Vessels, cost	517,225	511,755
Vessels, accumulated depreciation	(95,696)	(93,739)
Other fixed assets, net	22,909	26,176
Total fixed assets	605,085	613,504

OTHER NON-CURRENT ASSETS:
Deferred charges, net	27,478	24,963
Intangible assets	18,830	17,808
Goodwill	66,031	66,031
Deferred tax asset	1,852	1,640
Other non-current assets	179	179
Total assets	1,616,185	1,718,949

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	331,590	434,575
Current portion of long-term debt	34,983	37,241
Trade payables to third parties	231,235	243,363
Trade payables to related companies	10,508	3,447
Other payables to related companies	1,902	1,120
Derivative liability	839	1,766
Accrued and other current liabilities	41,220	33,412
Total current liabilities	652,277	754,924

NON-CURRENT LIABILITIES:
Long-term debt, net of current portion	416,744	411,852
Deferred tax liability	2,017	1,440
Derivative liability	470	521
Other non-current liabilities	931	938
Total non-current liabilities	420,162	414,751

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	-	-
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2013 and March 31, 2014; 49,243,659 shares issued and 47,272,020 shares outstanding at December 31, 2013 and March 31, 2014	492	492
Treasury stock $0.01 par value; 1,967,639 shares, repurchased at December 31, 2013 and March 31, 2014	(29,327)	(29,327)
Additional paid-in capital	363,160	364,041
Retained earnings	209,130	213,753
Total AMPNI stockholders' equity	500,666	548,959

Non-controlling interest	291	315
Total equity	543,455	549,274
Total liabilities and equity	$1,616,185	$1,718,949

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2014
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Three Months Ended March 31,
	2013	2014

Revenues
Revenues – third parties	$1,563,902	$1,690,184
Revenues – related companies	6,589	4,180
Total Revenues	1,570,491	1,694,364

Cost of Revenues
Cost of revenues– third parties	1,416,481	1,524,724
Cost of revenues – related companies	83,287	86,729
Total Cost of Revenues	1,499,768	1,611,453

Gross Profit	70,723	82,911

OPERATING EXPENSES:
Selling and Distribution	50,956	54,968
General and Administrative	6,965	8,125
Amortization of intangible assets	376	1,022
Loss/ (gain) on sale of vessels	3,268	(493)
Vessel impairment charge	-	4,062
Total operating expenses	61,565	67,684

Operating income	9,158	15,227

OTHER INCOME/(EXPENSE):
Interest and finance costs	(6,163)	(8,470)
Interest income	10	10
Gain on sale of subsidiary	4,174	-
Foreign exchange gains, net	399	249
	(1,580)	(8,211)

Income before provision for income taxes	7,578	7,016

Income taxes	(411)	(1,896)

Net income	7,167	5,120
Net income (loss) attributable to non-controlling interest	(19)	24
Net income attributable to AMPNI shareholders	$7,186	$5,096

Basic earnings per common share	$0.15	$0.11
Diluted earnings per common share	$0.15	$0.11

Weighted average number of shares, basic	45,660,166	46,139,764
Weighted average number of shares, diluted	45,660,166	46,139,764

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2014
(UNAUDITED)
(Expressed in thousands of U.S. dollars – except for share and per share data)

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total

	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2012	48,553,038	486	(1,971,639)	(20)	(29,307)	345,556	183,951	3,852	$504,518

- Net Income	-	-	-	-	-	-	7,186	(19)	7,167
- Dividends paid to non-controlling interest	-	-	-	-	-	-	-	(2,713)	(2,713)
- Dividends declared and paid ($0.01 per share)	-	-	-	-	-	-	(466)	-	(466)
- Share-based compensation	40,000	-	-	-	-	797	-	-	797
- Sale of subsidiary	-	-	-	-	-	-	-	(815)	(815)

BALANCE, March 31, 2013	48,593,038	486	(1,971,639)	(20)	(29,307)	346,353	190,671	305	$508,488

	Common Stock		Treasury Stock			Additional Paid-in Capital	Retained Earnings	Non-Controlling Interest	Total

	Number of Shares	Par Value	Number of Shares	Par Value

BALANCE, December 31, 2013	49,243,659	492	(1,967,639)	(20)	(29,307)	363,160	209,130	291	$543,746

- Net income	-	-	-	-	-	-	5,096	24	5,120
- Dividends declared and paid ($0.01 per share)	-	-	-	-	-	-	(473)	-	(473)
- Share-based compensation	-	-	-	-	-	881	-	-	881

BALANCE, March 31, 2014	49,243,659	492	(1,967,639)	(20)	(29,307)	364,041	213,753	315	$549,274

The accompanying notes are an integral part of these consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2014
(UNAUDITED)

(Expressed in thousands of U.S. dollars)

	Three Months Ended March 31,
	2013	2014
Cash flows from operating activities:
Net income	$7,167	$5,120
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	5,069	5,299
(Release of) / Provision of doubtful accounts	(532)	388
Share-based compensation	797	881
Amortization	2,327	3,767
Net deferred tax expense /( benefit)	128	(531)
Unrealized (gain) loss on derivatives	(206)	978
Loss/ (gain) on sale of vessels, net	3,268	(493)
Gain on sale of subsidiary	(4,174)	-
Vessel impairment charge	-	4,062
Unrealized foreign exchange gain	(289)	(8)
Decrease / (Increase) in:
Trade receivables	(3,923)	(74,646)
Due from related companies	(1,700)	(2,142)
Inventories	6,352	30,643
Prepayments and other current assets	(5,714)	(1,342)
Increase/ (Decrease) in:
Trade payables	35,330	5,067
Other payables to related companies	(141)	(782)
Accrued and other current liabilities	132	(7,331)
Decrease in other non-current assets	7	-
Increase in other non-current liabilities	32	287
Payments for dry-docking	(1,749)	(1,709)
Net cash provided by/ (used in) operating activities	42,181	(32,492)

Cash flows from investing activities:
Advances for vessels under construction	-	(15)
Vessel acquisitions	-	(7,587)
Advances for other fixed assets under construction	(16,617)	(8,196)
Proceeds from sale of subsidiary, net of cash surrendered	6,149	-
Net proceeds from sale of vessels	7,808	460
Purchase of other fixed assets	(359)	(3,836)
(Increase)/ Decrease in restricted cash	(1)	4,999
Net cash used in investing activities	(3,020)	(14,175)

Cash flows from financing activities:
Proceeds from long-term debt	11,000	119,455
Repayment of long-term debt	(61,297)	(7,627)
Repayment of capital lease obligation	(310)	(285)
Net change in short-term borrowings	(345)	(12,015)
Dividends paid to non-controlling interest	(2,713)	-
Dividends paid	(466)	(473)
Net cash (used in)/ provided by financing activities	(54,131)	99,055

Effect of exchange rate changes on cash and cash equivalents	(560)	(10)

Net (decrease)/ increase in cash and cash equivalents	(15,530)	52,378
Cash and cash equivalents at beginning of period	77,246	62,575
Cash and cash equivalents at end of period	$61,716	$114,953

The accompanying notes are an integral part of these condensed consolidated financial statements

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

1.	Basis of Presentation and General Information:

The accompanying unaudited condensed consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. ("Aegean" or "AMPNI") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company") and have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP") for interim financial information. Accordingly, they do not include all the information and notes required by US GAAP for complete financial statements.

These unaudited condensed consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, considered necessary for a fair presentation of the Company's financial position, results of operations and cash flows for the periods presented. Operating results for the three months ended March 31, 2014 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2014.

These unaudited condensed consolidated financial statements presented in this report should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 20-F for the year ended December 31, 2013.

The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. The carrying value approximates the fair market value for the floating rate loans due to their variable interest rate, being EURIBOR or LIBOR. LIBOR and EURIBOR rates are observable at commonly quoted intervals for the full terms of the loans and hence floating rate loans are considered Level 2 items in accordance with the fair value hierarchy.

2.	Significant accounting policies:

A discussion of the Company's significant accounting policies can be found in the Company's consolidated financial statements included in the Annual Report on Form 20-F for the year ended December 31, 2013. There have been no material changes to these policies in the three-month period ended March 31, 2014, except for an additional accounting policy, which is as follows:

Assets Held for Sale: It is the Company's policy to dispose of vessels when suitable     opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies vessels as being held for sale when the following criteria are met: (i) management possessing the necessary authority has committed to a plan to sell the vessels, (ii) the vessels are available for immediate sale in their present condition, (iii) an active program to find a buyer and other actions required to complete the plan to sell the vessels have been initiated, (iv) the sale of the vessels is probable, and transfer of the asset is expected to qualify for recognition as a completed sale within one year and (v) the vessels are being actively marketed for sale at a price that is reasonable in relation to their current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Vessels classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These vessels are not depreciated once they meet the criteria to be classified as held for sale. Furthermore, in the period a vessel meets the held for sale criteria in accordance with ASC 360-10, a loss is recognized for any reduction of the vessel's carrying amount to its fair value less cost to sell. A loss of $4,062 was recorded for the three months ended March 31, 2014. No such losses were identified for the three months ended March 31, 2013 (Note 7).

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

3.	Trade Accounts Receivables Factoring Agreement

In connection with the factoring agreement, renewed on November 12, 2013 and valid until November 14, 2014, the Company sold $163,480 and $168,539 of trade accounts receivable during the periods ended March 31, 2013 and 2014, respectively, net of servicing fees of $457 and $412, included in the consolidated statements of income.

4.	Inventories:

The amounts shown in the accompanying condensed consolidated balance sheets are analyzed as follows:

	December 31, 2013	March 31, 2014
Held for sale:
Marine Fuel Oil	$270,066	$244,900
Marine Gas Oil	27,812	22,948
	297,878	267,848
Held for consumption:
Marine fuel	4,477	3,835
Lubricants	809	824
Stores	20	18
Victuals	113	129
	5,419	4,806
Total	$303,297	$272,654

5.	Advances for Vessels under Construction and Acquisitions:

During the three months ended March 31, 2014, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

Balance, December 31, 2013	$1,585
Advances for vessels under construction and related costs	15
Payments for secondhand vessel acquisitions	7,587
Vessels delivered	(7,587)
Balance, March 31, 2014	$1,600

The amounts shown in the accompanying condensed consolidated balance sheets include advance and milestone payments relating to the remaining shipbuilding contracts with shipyards, advance and milestone payments relating to the contracts with the engineering firm, advance payments for the acquisition of assets, and any material related expenses incurred during the construction period which were capitalized.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

6.	Advances for Other Fixed Assets under Construction:

Fujairah in-land storage facility: In July 2010, the Company assumed a 25-year terminal lease agreement, as a result of the transfer of all the shares of Aegean Oil Terminal Corporation from a related party. The agreement, signed by the Company's subsidiary, Aegean Oil Terminal Corporation, and the Municipality of Fujairah will be automatically renewed for an additional 25 years and was assumed to build an in-land storage facility in the United Arab Emirates. The Company is expected to complete the construction of the new facility in the second half of 2014 and the payments of the contractual amounts are made with the progress of the construction.  As of March 31, 2014, the Company has paid advances for construction of the in-land storage facility amounting to $158,711 and we capitalized interest of amount $9,000. The contractual obligations arising from signed contracts relating to this project after March 31, 2014 are approximately $10,000 for 2014.

7.	Vessels:

During the three months ended March 31, 2014, the movement of the account vessels was as follows:
	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2013	$517,225	(95,696)	$421,529
- Vessel acquired and delivered	7,587	-	7,587
- Depreciation	-	(4,730)	(4,730)
- Vessels sold	(3,992)	3,532	(460)
- Reclassified to held for sale	(5,155)	3,155	(2,000)
- Impairment charge	(3,910)	-	(3,910)
Balance, March 31, 2014	$511,755	(93,739)	$418,016

On March 10, 2014, the Company entered into a Memorandum of Agreement to sell Aegean Flower, a 6,523 dwt double hull bunkering tanker, to a third-party purchaser, for a contracted sales price of $2,000. The vessel was delivered to its new owners on April 1, 2014. As of March 31, 2014, the vessel Aegean Flower was classified as asset held for sale and was recorded at the lower of its carrying amount and fair value less cost to sell.  The resulting impairment loss of $4,062 is included under "Vessel impairment charge" in the accompanying condensed consolidated statements of income.

On March 25, 2014, the Company's subsidiary, Aegean Barges NV, took delivery of a Belgian-flagged 4,100 dwt (built in 2006) in-land waterway double hull bunkering tanker, the Elveba (renamed "New Jersey"), to deploy in the A.R.A. region. The vessel was purchased from a third-party purchaser for $7,587 (€5,500,000).

On March 28, 2014, the Company completed the sale of the vessel Aegean X to an unaffiliated third-party purchaser for an aggregate price of $1,700. The gain on sale of $493 was calculated as the net sales price less the carrying value of the vessel of $460 and the carrying value of unamortized dry-docking costs of $747. This gain is included under the gain on sale of vessels in the consolidated statements of income.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

8.	Other Fixed Assets:

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2013	$9,036	$3,459	$13,196	$25,691
- Additions	-	-	3,836	3,836
- Disposals	-	-	(14)	(14)
Cost, March 31, 2014	9,036	3,459	17,018	29,513

Accumulated depreciation, December 31, 2013	-	(519)	(2,263)	(2,782)
- Depreciation expense	-	(21)	(548)	(569)
- Disposals		-	14	14
Accumulated depreciation, March 31, 2014	-	(540)	(2,797)	(3,337)

Net book value, December 31, 2013	9,036	2,940	10,933	22,909
Net book value, March 31, 2014	$9,036	$2,919	$14,221	$26,176

9.	Deferred Charges:

During the three months ended March 31, 2014, the movement of the account deferred charges was as follows:

	Dry-docking	Financing Costs	Total
Balance, December 31, 2013	$16,993	$10,485	$27,478
- Additions	1,037	-	1,037
- Disposals	(747)	-	(747)
- Impairment charge	(152)	-	(152)
- Amortization for the period	(1,683)	(970)	(2,653)
Balance, March 31, 2014	$15,448	$9,515	$24,963

The amortization for dry-docking costs is included in cost of revenue and in selling and distribution cost in the accompanying condensed consolidated statements of income, according to their function. The amortization of financing costs is included in interest and finance costs in the accompanying condensed consolidated statements of income.

10.	Goodwill and intangible assets:

Goodwill: Goodwill identified represents the purchase price in excess of the fair value of the identifiable net assets of the acquired business at the date of acquisition. The Company calculated the fair value of the reporting unit using the discounted cash flow method, and determined that the fair value of the reporting unit exceeded its book value including the goodwill. The discounted cash flows calculation is subject to management judgment related to revenue growth, capacity utilization, the weighted average cost of capital (WACC), of approximately 7%, and the future price of marine fuel products. No impairment loss was recorded at March 31, 2014.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Intangible assets: The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary, the Las Palmas and Panama sites, a non-compete covenant acquired with the Aegean NWE business and a below market time charter on a barging vessel, acquired with the U.S. East Coast business. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis over their useful life.

The amounts in the accompanying condensed consolidated balance sheets are analyzed as follows:

		Below Market Acquired Time Charter	Concession agreements	Non-compete covenant	Total
Cost as per	December 31, 2013	$ 1,915	$ 19,797	$ 3,365	$ 25,077
	March 31, 2014	1,915	19,797	3,365	25,077
Accumulated Amortization as per	December 31, 2013	(94)	(4,214)	(1,939)	(6,247)
	March 31, 2014	(744)	(4,455)	(2,070)	(7,269)
NBV as per	December 31, 2013	1,821	15,583	1,426	18,830
	March 31, 2014	1,171	15,342	1,295	17,808
Amortization Schedule	Apr 1, to December 31, 2014	1,171	745	386	2,302
	2015	-	988	517	1,505
	2016	-	988	392	1,380
	2017	-	988	-	988
	2018	-	988	-	988
	Thereafter	-	10,645	-	10,645

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

11.	Total Debt:

The amounts comprising total debt are presented in the accompanying condensed consolidated balance sheet as follows:

Loan Facility	December 31, 2013	March 31, 2014
Short-term borrowings:
Revolving overdraft facility dated 7/26/2013	$7,993	$7,993
Trade credit facility dated 8/9/2013	20,853	-
Revolving credit facility dated 11/16/2013	65,120	-
Revolving credit facility dated 9/1/2013	28,467	-
Revolving credit facility dated 5/10/2013	109,871	-
Security agreement dated dated 12/17/2013	99,286	148,063
Borrowing base facility agreement dated 9/19/2013	-	278,519
Total short-term borrowings	$331,590	$434,575
Long-term debt:
Secured syndicated term loan dated 8/30/2005	$22,539	$21,940
Secured term loan facility under senior secured credit facility dated 12/19/2006	17,020	16,320
Secured term loan dated 10/25/2006	19,019	18,647
Secured term loan dated 10/27/2006	12,376	12,070
Secured syndicated term loan dated 10/30/2006	49,374	48,517
Secured term loan dated 9/12/2008	29,675	28,607
Secured syndicated term loan dated 4/24/2008	27,555	27,064
Secured syndicated term loan dated 7/8/2008	3,971	3,530
Secured term loan dated 4/1/2010	1,922	1,834
Secured term loan dated 4/1/2010	275	-
Roll over agreement dated 4/1/2010	6,386	6,249
Corporate credit facility dated 3/11/2013	73,500	71,200
Senior convertible notes	73,115	73,660
Trade credit facility dated 8/9/2013	115,000	-
Borrowing base facility agreement dated 9/19/2013		115,000
Roll over agreement dated 3/21/2014	-	4,455
Total	451,727	449,093
Less: Current portion of long-term debt	(34,983)	(37,241)
Long-term debt, net of current portion	$416,744	$411,852

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

On March 21, 2014, the Company signed a loan agreement with a bank for the purpose of financing its new secondhand vessel New Jersey and bears interest at LIBOR plus 2.80%. The credit facility is repayable in forty quarterly installments.

As at March 31, 2014, the Company was in compliance with all of its covenants contained in its credit facilities.

The annual principal payments of long-term debt required to be made after March 31, 2014 is as follows:

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Amount
April 1 to December 31, 2014	$27,578
2015	39,112
2016	153,889
2017	44,288
2018	112,252
2019 and thereafter	84,564
Total principal payments	461,683
Less: Unamortized portion of notes' discount	(12,590)
Total long-term debt	$449,093

12.	Derivatives and fair value measurements:

The Company uses derivatives in accordance with its overall risk management strategy.  The changes in the fair value of these derivatives are recognized immediately through earnings.

The following describes the Company's derivative classifications: The Company enters into interest rate swap contracts to economically hedge its exposure to variability in its floating rate long-term debt.  Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amount and maturity.  Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates to equivalent fixed rates.

As of December 31, 2013 and March 31, 2014, the Company was committed to the following 15 year interest rate swap arrangement with a call option for the bank to terminate it after 5 years duration, on March 31, 2016:

			As of December 31, 2013
	Interest Rate Index	Principal Amount	Fair Value/Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,386	$470	12.21	2.35%

			As of March 31, 2014
	Interest Rate Index	Principal Amount	Fair Value/Carrying Amount of Liability	Weighted-average remaining term	Fixed Interest Rate
U.S. Dollar-denominated Interest Rate Swap	Euribor	$6,249	$521	12.01	2.35%

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

 The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company enters into derivative transactions with counterparties that are rated AAA or at least A at the time of the transactions.

The Company uses fuel pricing contracts to hedge exposure to changes in the net cost of marine fuel purchases. The Company has the right of offset with the counterparty of the fuel pricing contracts, and settles outstanding balances on a monthly basis.  Therefore, these amounts are presented on a net basis in the condensed consolidated balance sheets (on a gross basis: an asset of $61 and a liability of $900, as of December 31, 2013 and an asset of $861 and a liability of $2,627 as of March 31, 2014).

The following table presents information about our derivative instruments measured at fair value and their locations on the condensed consolidated balance sheets:

		As of
	Balance Sheet Location	December 31, 2013	March 31, 2014

Fuel pricing contracts	Derivative liabilities, current	$(839)	$(1,766)
Interest rates contracts	Derivative liabilities, non-current	$(470)	$(521)

The following table presents the effect and financial statement location of our derivative instruments on our condensed consolidated statements of income for the three months ended March 31, 2013 and 2014:

Income/ (Loss)	Statements of Income Location	Three months ended March 31,
		2013	2014

Fuel pricing contracts	Cost of revenue - third parties	$(195)	$1,053
Interest rate contracts	Interest and finance costs	39	(70)
Total		$(156)	$983

The following table sets forth by level our assets/ liabilities that are measured at fair value on a recurring basis.  As required by the fair value guidance, assets/ liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair value measurements at December 31, 2013
Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$470	$-	$470	$-
Fuel pricing contracts	$839	-	$839	-
Total	$1,309	$-	$1,309	$-

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

		Fair value measurements at March 31, 2014
Assets/Liabilities	Total	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Interest Rate Swap	$	$-	$521	$-
Fuel pricing contracts	$	-	$1,766	-

Total	$	$-	$2,287	$-

The fair value of the interest rate swaps is determined using the discounted cash flow method based on market-based Euribor rates swap yield curves, taking into account current interest rates. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs.

The Company uses observable inputs to calculate the mark-to-market valuation of the fuel pricing derivatives. Fuel pricing contracts are valued using quoted market prices of the underlying commodity. During the periods ended March 31, 2013 and 2014, the Company entered into fuel pricing contracts for 299,400 metric tons and 581,000 metric tons, respectively.

The Company's derivatives trade in over the counter markets, and as such, model inputs are generally observable and do not require significant management judgment. Such instruments are classified within Level 2 of the fair value hierarchy.

13.	Revenues and Cost of Revenues:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2013	2014

Sales of marine petroleum products	$1,558,389	$1,673,738
Voyage revenues	5,113	8,742
Other revenues	6,989	11,884
Total Revenues	1,570,491	1,694,364

Cost of marine petroleum products	1,495,205	1,600,470
Cost of voyage revenues	3,215	3,831
Cost of other revenues	1,348	7,152
Total Cost of Revenues	$1,499,768	$1,611,453

Included in the cost of revenues is depreciation of $454 and $592 for the three months ended March 31, 2013 and 2014, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

14.	Selling and Distribution:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2013	2014

Salaries	$15,158	$14,962
Depreciation	4,471	4,283
Vessel hire charges	3,254	6,610
Amortization of dry-docking costs	1,708	1,616
Vessel operating expenses	10,705	9,633
Bunkers consumption	8,513	8,487
Storage costs	3,319	5,430
Broker commissions	1,015	1,147
(Release of)/ Provision for doubtful accounts	(532)	388
Other	3,345	2,412
Selling and Distribution expenses	$50,956	$54,968

15.	General and Administrative:

The amounts in the accompanying condensed consolidated statements of income are analyzed as follows:

	Three Months Ended March 31,
	2013	2014

Salaries	$2,863	$3,130
Depreciation	144	424
Office expenses	3,958	4,571
General and Administrative expenses	$6,965	$8,125

16.	Commitments and Contingencies:

Lease Commitments: The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all noncancelable operating leases at March 31, 2014 are as follows:

April 1 to December 31, 2014	$21,802
2015	29,248
2016	28,773
2017	28,667
2018	27,358
Thereafter	171,168
Total minimum annual payments under all noncancelable operating leases	$307,016

Rent expense under operating leases was $3,890 and $8,350 for the three months period ended March 31, 2013 and 2014, respectively.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Legal Matters: In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $0.01 per metric ton of marine fuel over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action as vague and inadmissible, however the Company appealed that decision on the grounds that there was no contract between the Company and the plaintiff and that the court lacked jurisdiction. While the action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. The plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. In January 2012, the plaintiff commenced a new action relating to the same allegations before the Commercial Court of Paris, which was dismissed on June 27, 2012 in favor of the competence and jurisdiction of the Greek courts. In July 2012, the plaintiff filed a "contredit," an appeal procedure under French law. On November 2013, the Court held that the matter is not pending in Greece that would allow the French courts to decline jurisdiction to the benefit of the Greek proceedings. As a consequence the case is to return to the Commercial Court of Paris which should have to examine the admissibility of Mr Varouxis' claim in France. The Company believes that this matter fails for lack of jurisdiction and is unwarranted and lacking in merit.  The Company believes that the outcome of this lawsuit will not have a material effect on its operations and financial position.

In May, 2013, on the order of STX Corporation ("STX Corp.")., the Company supplied bunkers to the vessel UNICO SIENNA in the Port of Singapore.  The invoice for those bunkers totaled approximately $323.  STX Corp. has filed for reorganization in Korea, and has filed for protection under Chapter 15 of the U.S. Bankruptcy Code. The Company believes that has maritime liens against this vessel, and has arrested the UNICO SIENNA in Panama to enforce its maritime lien against it. The Company intends to exercise its remedies for recovery of the unpaid amounts and believes that it will recover the full amount due.

Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels.  Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements.

Environmental and Other Liabilities: The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in these condensed consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances.  The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1,000,000 per vessel per incident.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

17.	Capital Leases:

The Company leases Barge PT 22 under a capital lease, with a gross amount capitalized of $4,778 and accumulated depreciation of $987 as at March 31, 2014.

The annual future minimum lease payments under the capital lease, of Barge PT 22, together with the present value of the net minimum lease payments required to be made after March 31, 2014, are as follows:

Amount
April 1 to December 31, 2014	95
Total minimum lease payments	95
Less: imputed interest	(1)
Present value of minimum lease payments	94
Current portion of capitalized lease obligations	(94)
Long-term capitalized lease obligations	$-

18.	Equity Incentive Plan:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. The expense is recorded in the general and administrative expenses in the accompanying condensed consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

All grants of nonvested stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the three months ended March 31, 2014:

	Non-vested Stock	Weighted Average Grant Date Market Price
January 1, 2014	1,569,102	$8.52
Vested	(524,936)	$8.83
March 31, 2014	1,044,166	$8.37

Total compensation cost of $881 was recognized and included in the general and administrative expenses under accompanying condensed consolidated statements of income for the three months ended March 31, 2014.

As of March 31, 2014, there was $3,522 of total unrecognized compensation cost related to nonvested share-based compensation awards. This unrecognized compensation at March 31, 2014, is expected to be recognized as compensation expense over a weighted average period of 1.6 years as follows:

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

Amount
April 1 to December 31, 2014	$1,980
2015	1,210
2016	332
$3,522

19.	Earnings per Common Share:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the period using the two class method. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 18), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

As of March 31, 2013 and 2014, the Company excluded 939,881 and 1,044,166 non vested shares, respectively, as anti-dilutive. Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share.

The treasury stock method is used in calculating diluted earnings per share for the Notes as the Company expects to settle the principal in cash.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Three Months Ended March 31,
	2013	2014

Net and diluted income	$7,186	$5,096

Less: Dividends declared and undistributed earnings allocated to unvested shares	(149)	(140)
Basic and diluted income available to common stockholders	7,037	4,956

Basic weighted average number of common shares outstanding	45,660,166	43,139,764

Diluted weighted average number of common shares outstanding	45,660,166	46,139,764

Basic earnings per common share	$0.15	$0.11
Diluted earnings per common share	$0.15	$0.11

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

20.	Income Taxes:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions. The income tax (expense) / benefit for the periods presented and the respective effective tax rates for such periods are as follows:

	Three Months Ended March 31,
	2013	2014
Current tax expense	$283	$2,427
Net deferred tax expense/ (benefit)	128	(531)
Income tax expense	$411	$1,896
Effective tax rate	31.14%	60.11%

Our provision for income taxes for each of the three-month periods ended March 31, 2013 and 2014 was calculated for our Belgian, Canadian and U.S. companies that are subject to federal and state income taxes.

The reconciliation between the statutory tax expense on income from continuing operations to the income tax benefit/ (expense) recorded in the financial statements is as follows:

	Three Months Ended March 31,
	2013	2014
Income tax expense on profit before tax at statutory rates	$423)	$1,508
Effect of permanent differences	(12)	388
Total tax expense	$411	$1,896

Deferred income taxes that derive from our Belgian subsidiaries, are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting.

21.	Business Segments and Geographical Information:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

AEGEAN MARINE PETROLEUM NETWORK INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED) (Continued)

 (Expressed in thousands of U.S. dollars –
except share and per share data, unless otherwise stated)

The Company is domiciled in the Marshall Islands but provides no services in that location. It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile. In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.
The Company's long-lived assets mainly consist of bunkering tankers which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio.
The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

22.	Sale of Subsidiary:

On February 25, 2013, the Company entered into an agreement with a third-party to sell its ownership interest (55.5%) in Aegean Oil Terminals (Panama). The remaining interest had been previously presented as a non-controlling interest on the consolidated financial statements. Under the terms of the agreement, an amount of $6,318 was paid to the Company. Also, an amount of $3,384 was distributed from Aegean Oil Terminals as dividends to Aegean and an amount of $2,713 to the non-controlling interest in accordance with the ownership interests. The Company's gain from the sale of its ownership interest in Aegean Oil Terminals is included in Gain on sale of subsidiary on the accompanying condensed consolidated statement of income. The net effect of the cash received from the sale and the transfer of cash balances to the owners is reflected in Proceeds from Sale of subsidiary, net of cash surrendered in the investing activities of the consolidated statement of cash flows.

Under a separate agreement with the purchaser, the Company simultaneously agreed to lease from the purchaser fuel storage facilities at the ports of Panama.

23.	Subsequent Events:

There are no subsequent events.